UNITED STATES
		     SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C.  20549
		      FORM U-12(I)-B (ANNUAL STATEMENT)
			     Calendar Year 1998

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY
ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.      Name and business address of person filing statement.

	Haley Fisackerly
	1776 Eye Street, N.W.
	Suite 275
	Washington, DC  20006


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

	None


3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

	Entergy Services, Inc.


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

	As Federal Governmental Affairs Executive, my duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

	The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered.


5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)


			    Salary or other compensation

Name of Recipient       During Prior Year(a)     To be received(b)        Person or company from whom
									  received or to be received
------------------------------------------------------------------------------------------------------

H. Fisackerly           $4,115.35                $4,200                   Entergy Services, Inc.



5(b)    Basis for compensation if other than salary.


6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

	   (a) Total amount of routine expenses charged to client:   $

	   (b) Itemized list of all other expenses:  No other expenses.


In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as an advance statement.


  /s/ Haley A. Fisackerly              Dated: February 12, 1998
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